SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Res-Care, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

760943100
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This Amendment No. 3 corrects the number of shares reported in Amendment No. 2.  The total number of shares reported herein is 1,361,632 shares, which constitutes approximately 5.3% of the 25,734,879 shares of Stock deemed outstanding pursuant to Rule 13d-3(D)(1) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 24,373,247 shares outstanding.

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CUSIP No. 760943100

1.     Name of Reporting Person:

        Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /  /

         (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power:     -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,361,632 (1) (2)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /  /

11.     Percent of Class Represented by Amount in Row (9): 5.3% (3)

12.     Type of Reporting Person: PN
--------------
(1)     Represents 1,361,632 shares of Common Stock obtainable upon conversion of $25,610,000 principal amount of the Issuer's 6% Convertible Subordinated Notes due 2004 (the "Notes").
(2)     The Notes were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments LDC pursuant to an Investment Management Agreement.  Upon conversion of the Notes, Amalgamated Gadget, L.P., pursuant to such Agreement, will have sole voting and dispositive power over the shares obtainable thereby and R2 Investments LDC will have no beneficial ownership of such shares.
(3)     Pursuant to Rule 13d-3(D)(1)(i), the number of shares deemed to be outstanding is 25,734,879.

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Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated July 11, 2000, as amended by Amendment No. 1 dated February 12, 2001, as amended by Amendment No. 2 dated February 13, 2002 (the "Schedule 13G"), relating to the Common Stock (the "Stock"), of Res-Care, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.     Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,361,632 shares obtainable upon conversion of $25,610,000 principal amount of the Notes held by R2, which constitutes approximately 5.3% of the 25,734,879 shares of the Stock deemed to be outstanding thereunder.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,361,632 shares obtainable upon conversion of $25,610,000 principal amount of the Notes held by R2, which constitutes approximately 5.3% of the 25,734,879 shares of the Stock deemed to be outstanding thereunder.

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,361,632 shares obtainable upon conversion of $25,610,000 principal amount of the Notes held by R2, which constitutes approximately 5.3% of the 25,734,879 shares of the Stock deemed to be outstanding thereunder.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Amalgamated

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 10.     Certification.

     Item 10 is hereby restated in its entirety as follows:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:      February 14, 2002

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Dave Gillespie Dave Gillespie, Chief Financial Officer